Filed by Allarity Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

Subject Company: Allarity Therapeutics A/S.

Registration No.: 333-258968

Dated November 5, 2021

Press release

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ALLARITY THERAPEUTICS A/S TO BE HELD ON NOVEMBER 22, 2021

THE BOARD OF DIRECTORS HEREBY CONVENES an extraordinary general meeting of the shareholders of Allarity Therapeutics A/S (“Allarity A/S”) to be held on November 22, 2021 at 10:00 am Central European Time at the offices of Mazanti-Andersen Advokatpartnerselskab, Amaliegade 10, DK-1256 Copenhagen K, Denmark (the “Allarity A/S Extraordinary General Meeting”). You will be able to follow the Allarity A/S Extraordinary General Meeting via live webcast in English by visiting www.allarity.com/egm2021 as further explained below. Please note that shareholders wishing to follow the Allarity A/S Extraordinary General Meeting online and to vote on the proposals of the agenda must do so in advance as explained below.

AGENDA AND COMPLETE PROPOSALS:

1.	Election of Chairman of the Meeting — The board of directors proposes that attorney-at-law Lars Lüthjohan Jensen be elected as chairman of the Allarity A/S Extraordinary General Meeting.

2.	The Recapitalization Share Exchange Proposals — The board of directors proposes to vote upon a proposal to approve, for U.S. tax purposes and Danish legal purposes, the Amended and Restated Plan of Reorganization and Asset Purchase Agreement (the “Reorganization Agreement”) and the transactions contemplated by the Reorganization Agreement (also referred to as the Recapitalization Share Exchange). A copy of the Reorganization Agreement is attached to the information statement/prospectus as Annex A (the “Recapitalization Share Exchange Proposal”) accompanying this notice (Proposal No. 1)

In order to implement Proposal No. 1, shareholders will consider and vote upon the following proposals related to Proposal No. 1:

1.A.  To consider and vote upon a resolution approving the sale of substantially all of the assets and the assumption of liabilities of Allarity A/S to Acquisition Sub in exchange for Allarity Delaware Common Stock.

1.B.  To consider and vote upon a resolution approving the initiation by the board of directors of a share swap program as further described in an Offer Document to be prepared by Allarity A/S’s Danish legal counsel involving, inter alia, the exchange of 0.02 shares of Delaware Common Stock for each Allarity A/S ordinary share and in connection therewith adopting the following resolutions:

Proposal to decrease the Company’s share capital from nominal DKK 20,189,560 to nominal DKK 400,000 in nine tranches, consisting of nine separate resolutions each to be voted on separately, with nominal DKK 11,873,736 to nominal DKK 8,315,824 in the first tranche and nominal DKK 989,478 in the remaining eight tranches down to nominal DKK 400,000. The capital decreases are carried out against distribution to shareholders of shares of common stock in Allarity Delaware in the ratio 50:1 to the extent that the shares in the Company of nominal DKK 0.05 will confer the right to receive one share of Delaware Common Stock. In the event of fractional shares such fraction will be paid in cash to the participating shareholders.

1.C.   To consider and vote upon a resolution approving that the board of directors pursuant to its current authorization in the articles of association declare and pay an extraordinary dividend of 0.02 shares of Delaware Common Stock for each Allarity A/S ordinary share that has not exchanged their shares in the share swap program.

1.D To amend the authorization in article 6.12 of the articles of association to the effect that the board of directors is authorized to issue warrants conferring the right to subscribe for up to nominal DKK 2,750,000 with an exercise price that is not below SEK 0.945 per share of nominal DKK 0.05. The proposed amended wording of paragraph 1 of 6.12 will thus be as follows:

The board of directors is authorized during the period until 30 August 2026 on one or more occasions to issue warrants to the board members, employees, advisors and consultants of the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal DKK 2,750,000 without pre-emptive rights for the company’s shareholders. The exercise price for the warrants shall not be less than SEK 0.945. The board of directors shall determine the terms for the warrants and the distribution hereof.

In paragraph 2 of article 6.12, 2,049,006.75 is changed to 2,750,000.

Allarity A/S shareholders must approve Proposals 1A, 1B, 1.C and 1D in order to approve Proposal No. 1.

3.	The Nasdaq Pipe Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the Nasdaq Stock Market (the “Nasdaq”) the issuance of shares of Series A Preferred Stock in Allarity Delaware that is convertible into share of Allarity Delaware common stock at an initial conversion price of $9.906, subject to adjustment, and the issuance of warrants to purchase 2,018,958 shares of common stock at an initial exercise price of $9.906, subject to adjustment, resulting in the potential issuance of twenty percent (20%) or more of Allarity Delaware common stock in exchange for an investment of $20 million (the “Nasdaq Pipe Proposal”) (Proposal No. 2);

4.	The Incentive Plan Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the Nasdaq, and adopt the 2021 Equity Incentive Plan (the “2021 Plan”) for Allarity Delaware, a copy of which is attached to this information statement/prospectus as Annex B, including the authorization of the initial share reserve under the 2021 Plan (the “Incentive Plan Proposal”) (Proposal No. 3); and

5.	Other Matters — To consider other matters that properly come before the meeting.

The Recapitalization Share Exchange Proposals, the Nasdaq Pipe Proposal, and the Incentive Plan Proposal are collectively referred to herein as the “proposals.”

The record date for the Allarity A/S Extraordinary General Meeting is November 15, 2021 (the “Allarity A/S record date”) set in accordance with the Allarity A/S articles of association. The right of a shareholder to attend the Allarity A/S Extraordinary General Meeting and to vote in respect of his/her shares is determined on the basis of the shares held by the shareholder at the Allarity A/S record date. The shareholdings and voting rights are calculated on the basis of entries in the Allarity A/S shareholders’ register and any notice of ownership received by Allarity A/S for the purpose of registration in the shareholders’ register. Shareholders wishing to exercise their voting rights at the Allarity A/S Extraordinary General Meeting are encouraged to contact their depository bank well in advance of the Allarity A/S record date to ensure correct and sufficient registration.

Allarity Therapeutics A/S I Venlighedsvej 1 I 2970 Hoersholm I Denmark I CVR: 28106351 I www.allarity.com

Shareholders can vote by proxy or by mail no later than the end of day on November 19, 2021. The proxy and the vote by mail can be submitted in writing by using the proxy and voting by mail form which can be downloaded by visiting www.allarity.com/egm2021. If the form is used, it must be completed, signed and forwarded to investorrelations@allarity.com before the deadline.

Shareholders who should choose to attend the Allarity A/S Extraordinary General Meeting in person must notify Allarity A/S of their attendance no later the end of day on November 19, 2021. Notification of attendance must be forwarded to investorrelations@allarity.com before the deadline.

Special voting rules apply for shareholders whose shares are registered in the name of a nominee. In order to exercise voting rights at the Allarity A/S Extraordinary General Meeting, such shareholders must instruct the nominee to exercise the voting rights attached to the nominee-registered shares on their behalf.

Under the Reorganization Agreement, the approval of each of the proposals is a condition to the consummation of the reorganization. Failure to receive approval of any of the proposals provides each of Allarity A/S and Allarity Delaware with a right to terminate the Reorganization Agreement. If our shareholders do not approve each of the proposals, the reorganization may not be consummated. Approval of (i) Proposal 1.A approving the sale of substantially all of Allarity A/S’s assets, liabilities and business operations to its subsidiary Allarity Delaware in The Recapitalization Share Exchange Proposals, (ii) Proposal 1.D approving the amendment to the authorization in article 6.12 of the Allarity A/S articles of association and (iii) Proposal No. 3 on the Incentive Plan Proposal requires the affirmative vote of 66.67% of the votes cast and the share capital represented at the Allarity A/S Extraordinary General Meeting, and the proposal to elect the chairman of the meeting and the other proposals in the Recapitalization Share Exchange Proposals and the Nasdaq Pipe Proposal require the affirmative vote of a majority of the votes cast and the share capital represented at the Allarity A/S Extraordinary General Meeting. Because approval of each of the proposals only requires 66.67% of the votes cast and the share capital represented with respect to Proposals 1.A and 1.D of The Recapitalization Share Exchange Proposals and Proposal No. 3 of the Incentive Plan Proposal and a majority of the votes cast and the share capital represented for each of the other proposals, and because the Danish Companies Act (“DCA”) does not require a minimum number of votes and shares present in person or by proxy to establish a quorum at the Allarity A/S Extraordinary General Meeting, if you do not vote or do not instruct your bank, broker or other nominee how to vote, it will have no effect on each of these proposals because such action would not count as a vote cast at the Allarity A/S Extraordinary General Meeting. The Allarity A/S board of directors has already approved the proposals subject to shareholder approval.

If Allarity A/S shareholders fail to approve The Recapitalization Share Exchange Proposals, the reorganization will not be consummated. The information statement/prospectus accompanying this notice explains the Reorganization Agreement and the other transactions contemplated thereby, as well as the proposals to be considered at the Allarity A/S Extraordinary General Meeting. Please review the information statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in its entirety. In addition to the information statement/prospectus, the following documents will be made available on www.allarity.com/egm2021: the notice convening the Allarity A/S Extraordinary General Meeting and the proxy and voting by mail form.

Allarity Therapeutics A/S I Venlighedsvej 1 I 2970 Hoersholm I Denmark I CVR: 28106351 I www.allarity.com

After careful consideration, the Allarity A/S board of directors has unanimously approved the Reorganization Agreement and the transactions contemplated thereby and recommends that you vote “FOR” all of the proposals in the Recapitalization Share Exchange Proposals, “FOR” the Nasdaq Pipe Proposal, and “FOR” the Incentive Plan Proposal.

The existence of financial and personal interests of one or more of Allarity A/S’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Allarity A/S and its shareholders and what he or they may believe is best for themselves in determining to recommend that shareholders vote for the proposals. See “The Recapitalization Share Exchange — Interests of Certain Persons in the Recapitalization Share Exchange” beginning on page 239 of this information statement/prospectus.

Your attention is directed to the information statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Recapitalization Share Exchange and related transactions and each of our proposals. We encourage you to read this information statement/prospectus carefully.

ON BEHALF OF THE BOARD OF DIRECTORS
/s/ Duncan Moore
Duncan Moore
Chairman of the Board of Directors

November 5, 2021

About Allarity Therapeutics

Allarity Therapeutics (Nasdaq First North Growth Market Stockholm: ALLR.ST) develops drugs for personalized treatment of cancer guided by its proprietary drug response predictor technology, the DRP® platform. The Company has a mature portfolio of five drug candidates, including compounds in the pre-registration stage. The product portfolio includes: stenoparib (2X-121), a PARP inhibitor in Phase 2 for ovarian cancer; dovitinib, a pan-TKI in post-Phase 3 for renal cell carcinoma; IXEMPRA® (Ixabepilone), a microtubule inhibitor approved in the U.S. for the treatment of breast cancer; LiPlaCis®, a liposomal formulation of cisplatin in Phase 2 trials for breast and prostate cancer, currently being developed by Smerud Medical Research International; and 2X-111, a liposomal formulation of doxorubicin under manufacturing for Phase 2 in breast cancer, currently being developed by Smerud Medical Research International. In 2021, Allarity sold the global rights to Irofulven, a DNA damaging agent in Phase 2 for prostate cancer, back to Lantern Pharma, Inc.

Follow us on social media:

Facebook: https://www.facebook.com/AllarityTx/ LinkedIn: https://www.linkedin.com/company/allaritytx/ Twitter: https://twitter.com/allaritytx

Allarity Therapeutics A/S I Venlighedsvej 1 I 2970 Hoersholm I Denmark I CVR: 28106351 I www.allarity.com

Important Information About the Recapitalization Share Exchange and Where to Find It

This press release relates to a proposed Recapitalization transaction between Allarity Therapeutics, Inc., a Delaware corporation and a wholly owned subsidiary of Allarity Therapeutics A/S. A full description of the terms and conditions of the Plan of Reorganization and Asset Purchase Agreement constituting the recapitalization is provided in the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (SEC) by Allarity Therapeutics, Inc., that includes a prospectus with respect to the securities to be issued in connection with the recapitalization, and information with respect to an extraordinary meeting of Allarity Therapeutics A/S shareholders to vote on the recapitalization and related transactions. Allarity Therapeutics, Inc. and Allarity Therapeutics A/S urges its investors, shareholders and other interested persons to read the information statement and prospectus as well as other documents filed with the SEC because these documents will contain important information about Allarity Therapeutics, Inc., Allarity Therapeutics A/S, and the recapitalization transaction. After the registration statement is declared effective, the definitive information statement and prospectus to be included in the registration statement will be distributed to shareholders of Allarity Therapeutics A/S, as of a record date to be established for voting on the proposed recapitalization and related transactions. Shareholders may obtain a copy of the Form S-4 registration statement, including the information statement and prospectus, and other documents filed with the SEC without charge, by directing a request to: Allarity Therapeutics A/S at Venlighedsvej 1, 2970 Horsholm, Denmark. The preliminary and definitive information statement and prospectus included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participation in the Solicitation

Allarity Therapeutics, Inc., Allarity Therapeutics A/S, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from Allarity Therapeutics A/S shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Allarity Therapeutics, Inc. and Allarity Therapeutics A/S and information regarding their interests in the recapitalization transaction is contained in the information statement and prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Allarity Therapeutics A/S I Venlighedsvej 1 I 2970 Hoersholm I Denmark I CVR: 28106351 I www.allarity.com

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Allarity Therapeutics, Inc. (“Allarity US”) and Allarity Therapeutics A/S (“Allarity A/S”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Allarity A/S’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction as contemplated in the Plan of Reorganization and Asset Acquisition Agreement (the “Recapitalization Agreement”), by the shareholders of Allarity A/S, the satisfaction of the conditions to the Recapitalization Agreement, including the listing of Allarity US common stock on the Nasdaq Stock Market and the receipt of certain governmental and regulatory approvals, (iii) the inability to complete the 3i Fund investment in connection with the transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Recapitalization Agreement, (v) the effect of the announcement or pendency of the transaction on Allarity A/S business relationships, operating results and business generally, (vi) risks that the proposed transaction disrupts current plans and operations of Allarity A/S and potential difficulties in Allarity A/S employee retention as a result of the transaction, (vii) the outcome of any legal proceedings that may be instituted against Allarity A/S or against Allarity US related to the Recapitalization Agreement or the transaction, (viii) the ability to obtain the listing of Allarity US’s securities on a national securities exchange, (ix) the price of Allarity US’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Allarity US plans to operate or Allarity A/S operates, variations in operating performance across competitors, changes in laws and regulations affecting Allarity US’s or Allarity A/S’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xi) the risk of downturns and a changing regulatory landscape in Allarity US’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Allarity US’s registration statement on Form S-4 discussed above and other documents filed by Allarity US from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law Allarity US and Allarity A/S assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Allarity US nor Allarity A/S gives any assurance that either Allarity US or Allarity A/S or the recapitalized company will achieve its expectations.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Allarity US’s and Allarity A/S’s control. While all projections are necessarily speculative, Allarity US and Allarity A/S believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

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Certified Adviser:

Svensk Kapitalmarknadsgranskning AB, Email: ca@skmg.se. Tel: +46 11 32 30 732

The information was submitted for publication on November 5, 2021.

Allarity Therapeutics A/S I Venlighedsvej 1 I 2970 Hoersholm I Denmark I CVR: 28106351 I www.allarity.com